CUTLER LAW GROUP
Attorneys at Law                                        M. Richard Cutler, Esq.*
3355 West Alabama, Suite 1150                           M Gregory Cutler, Esq.**
Houston, Texas 77098
(713) 888-0040 Tel  (800) 836-0714 Fax           *Admitted in California & Texas
www.cutlerlaw.com                                          **Admitted in Florida
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                                  July 13, 2010

Stephani Bouvet, Division of Corporate Finance
Matthew Crispino, Attorney Advisor
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4561

Re:  Competitive Technologies, Inc.
     Amendment No. 2 to Registration Statement on Form S-1
     Filed June 30, 2010
     File No. 333-167273

Gentlemen and Ladies:

     This letter accompanies Amendment No. 2 filed on July 13, 2010 to the Registration Statement on Form S-1 originally filed by Competitive Technologies, Inc. (the "Company") on June 2, 2010. We are in receipt of your correspondence dated July 13, 2010, and addressed to John B. Nano, President and Chief Executive Officer of the Company. This letter includes responsive comments to your letter. As a courtesy, we have attached to this letter a copy of the filing marked to show changes from the original filing.

     The responses contained herein correspond in Part and Number to the comments in your letter of July 13, 2010. The page numbers reflect the page numbers in the PDF copy filed herewith.

Incorporation by Reference, page 13
-----------------------------------

1 As discussed with counsel on July 12, 2010, please revise this section to specifically incorporate by reference the Form 8-K/A filed on September 29, 2009 and the Form 8-K filed on August 7, 2009, which is listed in the registration statement as filed on August 6, 2009.

We have revised this section accordingly on page 13.

The Selling Stockholder, page 16
--------------------------------

2. In response to prior comment 4, you state that Mr. Gentile shares voting and dispositive power over the securities being offered for resale with the Crisinic Fund, and that he is not the sole officer or director of the fund. Accordingly, please disclose in this section the names of the other officers and directors of the Crisnic Fund, as it appears that these individuals share voting and dispositive power over the securities with Mr. Gentile.

     We have disclosed the officers and directors of Crisnic Fund on page 19 and made reference as to how they could be deemed to share beneficial ownership.

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     We will be providing today an appropriate request for acceleration which of course would depend upon completion of your review. Please feel free to call me at any of the numbers listed on this letter if you have further questions or comments.

                                   Very truly yours,

                                   \s\ Cutler Law Group
                                   M. Richard Cutler
                                   Cutler law Group